[redacted]

SEC 06002226 ISSION

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 17609 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd St., Suite 202
(No. and Street)

Lubbock (City) Texas (State) 79410-1305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Pratas (806) 793-2525
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kaufman & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2308 W. 5th St. (Address) Plainview (City) Texas (State) 79072 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/11/06

# OATH OR AFFIRMATION

I, Kelly Pratas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENIE LEIGH SEYMOUR
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-21-2007

Notary Public

2-8-06

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*KUYKENDALL & SCHNEIDER, INC.*

**TABLE OF CONTENTS**
**December 31, 2005 and 2004**

# SECTION I

# INDEPENDENT AUDITORS' REPORT

# SECTION II

# FINANCIAL STATEMENTS

Exhibit A

*KUYKENDALL & SCHNEIDER INC.*

**BALANCE SHEETS**
**December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash in Bank | $ 38,997 | 51,818 |
| Receivables: | | |
| Broker or Dealer | 43,752 | 48,811 |
| Deposits and Other Assets, Net | 15,153 | 15,113 |
| TOTAL ASSETS | $ 97,902 | 115,742 |
| **LIABILITIES AND STOCKHOLDERS EQUITY** | | |
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | $ 19,682 | 37,646 |
| Stockholders' Equity: | | |
| Common Stock, $10 par; Authorized 500,000 Shares; Issued 1,000 | 10,000 | 10,000 |
| Retained Earnings | 104,982 | 104,858 |
| Less: Treasury Stock | (36,762) | (36,762) |
| | 78,220 | 78,096 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 97,902 | 115,742 |

The accompanying notes are an integral part of these financial statements.

Exhibit B

*KUYKENDALL & SCHNEIDER, INC.*

## STATEMENTS OF OPERATIONS
## For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **REVENUE** | | |
| Commissions | $633,528 | 673,145 |
| Interest and Dividends | 1,406 | 965 |
| Other Income | 3,380 | 2,849 |
| | 638,314 | 676,959 |
| **EXPENSES** | | |
| Employee Compensation | 263,208 | 262,688 |
| Commissions | 242,053 | 253,413 |
| Communications | 1,822 | 1,534 |
| Occupancy and Furniture Rental | 23,020 | 23,020 |
| Taxes - Other than Income | 23,813 | 22,663 |
| Other Operating Expense | 82,237 | 111,603 |
| | 636,153 | 674,921 |
| Net Income | $ 2,161 | 2,038 |
| Earnings per Share of Common Stock | $ 3.23 | 3.04 |

The accompanying notes are an integral part of these financial statements.

Exhibit C

*KUYKENDALL & SCHNEIDER, INC.*

## STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
## For the Years Ended December 31, 2005 and 2004

| | Common Stock | Retained Earnings | Treasury Stock |
|---|---|---|---|
| Balance, December 31, 2003 | $10,000 | 103,047 | (36,762) |
| Net Income Year Ended December 31, 2004 | - | 2,038 | - |
| Distributions | - | (227) | - |
| Balance, December 31, 2004 | 10,000 | 104,858 | (36,762) |
| Net Income Year Ended December 31, 2005 | - | 2,161 | - |
| Distributions | - | (2,037) | - |
| Balance, December 31, 2005 | $10,000 | 104,982 | (36,762) |

The accompanying notes are an integral part of these financial statements.

Exhibit D

*KUYKENDALL & SCHNEIDER, INC.*

## STATEMENTS OF CASH FLOWS
**For the Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income | $ 2,161 | 2,038 |
| Adjustments to Reconcile Net Income to Net Cash | | |
| Change in Assets and Liabilities: | | |
| (Increase) Decrease in Receivables | 5,059 | (6,307) |
| (Increase) Decrease in Deposits and Other Assets | (40) | 538 |
| (Decrease) Increase in Liabilities | (17,964) | 18,300 |
| Net Cash Provided by (Used in) Operating Activities | (10,784) | 14,569 |
| **Cash Flows from Financing Activities** | | |
| **Distribution to Shareholders** | (2,037) | (227) |
| Net Cash Used in Financing Activities | (2,037) | (227) |
| **Net Increase(Decrease) in Cash** | (12,821) | 14,342 |
| **Cash and Cash Equivalents at Beginning of Year** | 51,818 | 37,476 |
| **Cash and Cash Equivalents at End of Year** | $ 38,997 | 51,818 |

The accompanying notes are an integral part of these financial statements.

*KUYKENDALL & SCHNEIDER, INC.*

**NOTES TO FINANCIAL STATEMENTS, Page 2.**
**For the Years Ended December 31, 2005 and 2004**

**NOTE 3: FEDERAL INCOME TAX**

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

**NOTE 4: COMMITMENT AND CONTINGENT LIABILITIES**

The Company has a health and accident plan covering eligible employees. Such plan calls for the Company to reimburse allowable medical expenses subject to a limit of $2,500 per employee per plan year. The plan also specifies that each employee pay 25% of the allowable medical expenses. Expense for the years ended December 31, 2005 and 2004 was $3,748 and $5,132, respectively, and is included in Other Operating Expense.

**NOTE 5: RESTRICTIONS OF RETAINED EARNINGS**

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

**NOTE 6: TREASURY STOCK**

Treasury Stock is shown at cost, and at December 31, 2005 and 2004 consists of 330 shares of common stock.

# SECTION III

# SCHEDULE I

*KUYKENDALL & SCHNEIDER, INC.*

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## December 31, 2005

| | | |
|---|---|---|
| Stockholders' Equity (Qualified) | | $78,221 |
| Non-allowable Assets | | (40,901) |
| NET CAPITAL | | 37,320 |
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A) | 1,312 | |
| Minimum Dollar Net Capital Requirement (B) | 5,000 | |
| Net Capital Requirement (Greater of A or B) | | 5,000 |
| Excess Net Capital | | 32,320 |
| Excess Net Capital at 1,000% | | $35,352 |

Kuykendall & Schneider, Inc., is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc., does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2005, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

**SHAREHOLDERS:**
*Martin C. Lewis, CPA*
*Randy J. Kaufman, CPA*

**ASSOCIATES:**
*Karen Allen*
*Jennie Anderson*
*Gay Chrisman*
*Charmion de la Cruz, CPA*
*Brenda Garza*
*Lori Gattis, CPA*
*Freeda Henderson*
*Jack Hysinger*
*Cassie McLain*
*Florinda Mendoza-Champion*
*Thad Reid, CPA*
*Lea Stukey, CPA*
*Shelley Stukey*
*Donna Taulbee*

**Board of Directors**
**Kuykendall & Schneider, Inc.**
**P.O. Box 6220**
**Lubbock, Texas 79493**

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2005 and 2004, and have issued our opinion dated January 17, 2006. As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal

806-293-4287 • Fax: 806-293-7674 • www.CPAONTHEWEB.COM

control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and the procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) for the years ended December 31, 2005 and 2004, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system. Our study and evaluation disclosed no conditions that we believe to be material inadequacies as defined in paragraph (g)(3) of Rule 17a-5.

We wish to thank your staff for the courtesy and cooperation extended our representative during the course of the audit.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 17, 2006